FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of January 2011
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine – BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ______________

The following information is provided in connection with the update to our annual report (document de référence) that we filed on January 18, 2010 with the French financial market regulator (Autorité des marchés financiers).
2010 Business update
Industry conditions and market outlook
Exploration and production
We believe that the demand for energy has now returned to its highest level, with consumption estimated at nearly 88 million barrels per day in 2010, compared to approximately 85 million in 2009, in an environment where replacing reserves remains limited and exploration has become more and more difficult. Global spending by Exploration-Production (E&P) is increasing significantly in order to confront these challenges, having increased from U.S.$346 billion in 2006 to U.S.$339 billion in 2009 and, according to estimates, close to U.S.$445 billion in 2010. The growth in spending should continue in 2011, settling in a range of 10-15%, according to Barclays.
Equipment and geophysical services
We estimate that the value of seismic activities could increase faster than spending by Exploration-Production. Consequently, the geophysical equipment market could grow by more than 5% in 2011 as a result of innovation in products offered, the growth in technological intensity, seismic demand and regional dynamics. The market for geophysical services could increase by more than 20% in volume in 2011, with strengthened activity in most of the traditional geographic zones (Middle East, Brazil, North Sea and Angola, but with ongoing uncertainty in the Gulf of Mexico) and pent up demand for high value-added technologies.
Geophysical services – Marine sector
The global fleet of seismic vessels with more than eight streamers was composed of 51 vessels at the end of December 2010, of which 15 were operated by us.
During 2010, the demand for marine acquisition services increased by 20% in volume, while prices stayed at historically low levels. This demand for marine acquisition was slowed by the suspension of marine seismic operations in the Gulf of Mexico following the Macondo oil field disaster and the drilling moratorium implemented by the U.S. authorities.
At the end of 2010, the overcapacity in the marine seismic industry was estimated at less than 10%, or approximately four vessels. This overcapacity primarily relates to the lack of seismic activity in the Gulf of Mexico in the forth quarter of 2010, as well as to an abnormally weak activity level off of Brazil following a change in the petroleum regulations implemented there in the last two years.
Research by brokers specialized in energy shows a 15% increase in exploration-production budgets by oil and gas companies in 2011. We estimate that the increase in seismic spending should be around 20%.
The increased level of multi-client sales in the fourth quarter of 2010 suggests a gradual pick-up of exploration activity and, consequently, of seismic activities for 2011.

Our fleet
At the end of December 2010, our fleet was composed of 15 high-capacity vessels with more than eight streamers and four low-capacity vessels with one to four streamers. We had 171 streamers at the end of 2010.
The following table provides certain information concerning the seismic vessels we currently operate.

		Year of	Year added	Charter		No. of	Vessel
Vessel	Year built	upgrade	to fleet	expires	2D/3D	Streamers(1)	Length(m)
Alizé	1999	n/a	1999	Mar. 2014	3D	14	101
Amadeus	1999	n/a	2001	owned	3D	8	84
Challenger	2000	2005	2005	owned(3)	3D	12	91
Oceanic Vega	2010	n/a	2010	Jul. 2022	3D	14	106
Princess	1986	2001	2005	owned	2D	3	76
Symphony	1988	1999	2001	owned	3D	12	121
Venturer	1986	2007	2005	Dec. 2012	3D	4	90
Viking	1998	2006	2007	May 2014	3D	10	93
Viking II	1999	n/a	2007	May 2013	3D	8	93
Viking Vanquish(4)	1999	2007	2007	Nov. 2020	3D	12	93
Viking Vantage	2002	n/a	2007	Apr. 2012	3D	10	93
Viking Vision	1993	2007	2007	Jul. 2015	3D	12	105
Voyager	2005	2006	2006	Jul. 2011	3D	4	68
M/V Bergen Surveyor	1972	1997	2009	Dec. 2012	2D	2	66
M/V Geowave Commander	1997	2006	2009	May 2013	3D	8	85
M/V Geowave Champion	1994	2007	2009	Dec. 2019	3D	10	107
M/V Geowave Master	2000	2007	2009	Dec. 2015	3D	8	101
M/V Geowave Voyager	2005	2009	2009	Owned	3D	10	83
M/V Geowave Endeavor	2007	n/a	2009	Apr. 2018	3D	10	92

Note:

(1)	Tow points.
On June 30, 2010, we entered into an agreement with Norfield AS providing for us to acquire ownership of the seismic vessel Geowave Voyager in exchange for certain assets (in particular, the seismic vessel Venturer and our 33% interest in Norfield AS) as part of the restructuring of Norfield AS. As a result of this agreement, €63.4 million of assets to be transferred were classified as “held for sale” on our balance sheet as of September 30, 2010. The transaction closed on January 13, 2011 resulting, at this date, in the effective transfer of ownership of the assets involved.
The tables below show the average age of our vessels and the average number of streamers per vessel at the end of 2010:

In order to adjust to the conditions in the seismic market and to reposition our fleet toward high-capacity vessels, we decided in 2009 to reduce our fleet on a permanent basis to 18 vessels, by decommissioning nine 2D and 3D medium-capacity vessels. As of September 30, 2010, all nine vessels had been decommissioned.
Given the overcapacity in the marine sector, we decided to schedule maintenance and renovation work on our vessels, which resulted in lower utilization rates for these vessels, particularly in the fourth quarter of 2010, as well as an increase in transit.
In addition, in 2010 we announced a modernization plan for our fleet of vessels to strengthen our position in the 12-streamer seismic vessel segment. We plan to dry dock three of our 15 high-capacity vessels in 2011 for upgrades to their propulsion systems and streamers. These vessels will be retired from the market during their period in dry dock, which should last approximately three to four months for each vessel, or the equivalent of a vessel’s downtime in 2011. We estimate that this upgrade will result in a reduction of availability during 2011 of around 5 points. As part of our efforts to reposition our 3D fleet towards the high-capacity segment, we also intend to cancel the charter of the Commander, a vessel capable of towing only eight streamers, prior to its scheduled expiration date in mid-2013.
Possible new regulations in response to the Gulf of Mexico oil spill
New regulations on petroleum exploration in the Gulf of Mexico should be implemented by the United States in response to the accident on the Macondo oil field rig. These new regulations could be financially burdensome for oil companies that want to explore the offshore deep waters in the Gulf of Mexico. This could result in a change in our client base, as small and medium-sized oil companies exit the market, which in turn could have an impact on sales of our Gulf of Mexico multi-client libraries. In the short-term, the implementation of new regulations could result in a delay by the U.S. government in its allocation of blocs, originally planned for March and August 2011, until the end of 2011 or 2012, which could have an impact on multi-client sales during 2011.
Litigation and proceedings
On January 29, 2010, a Texarkana, Texas jury found that Sercel Inc. infringed United States Patent No. 5,852,242 and that patent-holder ION Geophysical Corporation was entitled to U.S.$25.2 million in lost profits. On September 21, 2010 the Federal District Court in Texarkana overturned the jury’s verdict with respect to one theory of infringement claimed by ION. The court also sustained the jury’s verdict on another theory of infringement and the validity of the patent. The court reduced the damages award to U.S.$10.7 million. The parties are currently waiting for the court’s final judgment on their latest motions and on the terms of the injunction that will apply to Sercel Inc. Once the final judgment has been handed down, Sercel Inc. may file an appeal to seek to overturn the court’s decisions that were not in its favor, including those upholding the jury’s verdict finding that Sercel would have infringed the ION patent by importing and selling into the United States a product manufactured in

France using the ION patent’s manufacturing method, as well as the jury’s verdict finding that the patent was valid even though ION had not described the best means of realizing the invention in the patent.
Financial debt as of September 30, 2010
The table below shows our gross financial debt as of September 30, 2010:

		Amount	Amount
Type of debt	Issue date	USD	EUR	Interest rate	Maturity	Dates amended	Drawn	Notes

		(in millions)	(in millions)
High yield bonds	Jun-09	350	256	9.50%	May-16	N/A	Yes
High yield bonds	Feb-07	400	293	7.75%	May-17	N/A	Yes
High yield bonds	Feb-07	200	147	7.50%	May-15	N/A	Yes
High yield bonds	Feb-06	165	121	7.50%	May-15	N/A	Yes
High yield bonds	Apr-05	165	121	7.50%	May-15	N/A	Yes

Bond debt		1,280	938

Financial lease debt		96	71

Senior Facilities Term Loan B — Tranche 1	Jan-07	166	122	L + 300 bps1 2	Jan-14	December 2008, May 2009 and July 2010	Yes
Senior Facilities Term Loan B — Tranche 2	Jan-07	347	254	L + 400 bps1 2	Jan-16	December 2008, May 2009 and July 2010	Yes	Note 4
French Revolving Facility	Feb-07	200	147	L + 325 bps[1]	Feb-14	December 2008, May 2009 and November 2010	No
U.S. Revolving Facility	Jan-07	140	103	L + 325 bps1 2	Jan-12	December 2008, May 2009 and July 2010	No3
Other borrowings and adjustments		23	17				Yes

Outstanding bank debt		536	393

Unused revolving credit lines		335	245
Available revolving credit lines		340

Other bank debt		3	2

Gross financial debt		1,915	1,403

Notes:

(1)	To be adjusted according to the corporate rating of CGGVeritas.

(2)	U.S. dollar LIBOR floor at 1.5%.

(3)	U.S.$5 million (€3 million) drawn under a U.S.$70 million subfacility for guarantees and letters of credit.

(4)	Maturity accelerated to 2015 if the 7.5% Senior Notes due 2015 are not refinanced by this date.
Off-balance sheet arrangements since September 30, 2010
On November 26, 2010, we extended the term of the bareboat charter over the seismic vessel Master until December 2015.
On January 13, 2011, pursuant to certain agreements with Norfield AS, we extended the term of the bareboat charter over the seismic vessels Champion (until December 2019) and Bergen Surveyor (until December 2012). We also entered into a bareboat charter over the seismic vessel Venturer until December 2012, as this vessel was sold to Norfield AS pursuant to these agreements.

The total amount of these off-balance sheet arrangements was approximately U.S.$180 million.
Market risks
Liquidity risk as of September 30, 2010
As of September 30, 2010, our net debt was €1,148 million, representing €1,403 million of financial debt (of which €33 million was bank overdrafts and accrued interest) and €256 million of cash.
Our financial debt consisted primarily of:
•	U.S.$530 million outstanding principal amount of our 7 1/2% Senior Notes due 2015, U.S.$350 million outstanding principal amount of our 9 1/2% Senior Notes due 2016 and U.S.$400 million outstanding principal amount of our 7 3/4% Senior Notes due 2017;

•	senior facilities of which the following amounts were outstanding as of September 30, 2010: U.S.$166 million maturing in 2014 and U.S.$347 million maturing in 2016;

•	French revolving facility, which was undrawn as of September 30, 2010;

•	U.S. revolving facility (under the senior facilities), which was undrawn as of September 30, 2010 (other than a U.S.$70 million subfacility for guarantees and letters of credit, of which up to U.S.$5 million was drawn); and

•	various bilateral credit lines entered into by several subsidiaries of the group, representing total available amount of €10 million, of which €4 million was drawn as of September 30, 2010.
The breakdown of the group’s financial liabilities is set forth in the chart below:

		N+1		N+2 to N+4		N+5 and greater		Total
	30/09/2010	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest
(in millions of euros)
Bonds	937.9	0.0	76.2	0.0	228.6	937.9	146.0	937.9	450.8
Bank loans	397.8	14.1	22.5	150.8	57.4	233.0	19.1	397.8	99.0
Financial leases	70.7	21.6	4.1	36.4	7.6	12.7	5.7	70.7	17.5
Other bank debt	2.2	2.2	0.0	0.0.	0.0	0.0	0.0	2.2	0.0
Derivative instruments
Cash	(255.7)	0.0	0.0	0.0	0.0	0.0	0.0	(255.7)	0.0
Total net financial liabilities	1,152.9	38.0	102.8	187.1	293.6	1183.5	170.8	(1,152.9)	567.2
The Senior Notes, the senior facilities and the French revolving facility contain certain restrictive covenants, including covenants that require compliance with certain financial ratios. These financial ratios include:
•	a minimum ratio of EBITDA to total interest costs of 3.50:1 for the 12-month testing period ended September 30, 2010. The actual ratio as of September 30, 2010 was 5.50:1;

•	a maximum ratio of total net debt to EBITDA of 2.75:1 for the 12-month testing period ended September 30, 2010. The actual ratio as of September 30, 2010 was 2.10:1.
Information relating to our indebtedness and the restrictive covenants contained in our debt agreements is provided in note 13 to our consolidated financial statements for the year ended December 31, 2009.
On July 15, 2010, we amended our U.S. senior credit facilities to extend the maturity of a U.S.$347 million tranche (out of a total amount outstanding of U.S.$514) of our term loan from January 2014 to

January 2016 and to relax certain financial ratios and covenants. On November 4, 2010, we amended our French revolving facility to extend its maturity to February 2014.
As of September 30, 2010, financial resources available to meet our obligations totaled €255.7 million (including cash, cash equivalents and marketable securities). We consider that the risk of a default in our compliance with these covenants resulting in acceleration of our financial debt is unlikely.
We benefit from an outlook rating from Standard & Poor’s that assesses the potential evolution (positive or negative) of our credit rating over time. In order to assign an outlook rating, rating agencies take into account the economic and operational evolution of the company and its industry.
Our current ratings are as follows:
•	Standard & Poor’s has given us a corporate rating of BB- and a rating of BB for the senior facilities and the French revolver and BB- for the Senior Notes;

•	Moody’s has given us a corporate rating of Ba2, and a rating of Ba1 for the senior facilities and the French revolver and Ba3 for the Senior Notes.
We have an outlook rating of “negative” on a long term basis since August 19, 2010 from Moody’s and since December 2, 2010 from S&P.
Interest rate risk as of September 30, 2010
Drawings under our credit facilities incur interest at variable rates that are reset at each interest period (generally between one and 60 months). As a result, our interest expenses vary in line with movements in short-term interest rates. In particular, our senior facilities are subject to interest based on U.S. dollar LIBOR, with a floor at 1.50%. Each 50 basis point increase in the LIBOR above the 1.50% threshold would increase our interest expense by U.S.$3 million per year. However, a large proportion of our debt consists of fixed-rate bonds, along with some fixed-rate finance leases and fixed-rate medium-term bank credit facilities with variable maturities.
The following table shows our variable interest rate exposure by maturity before and after hedging transactions as of September 30, 2010.

	Financial		Financial		Net exposure before		Interest rate hedging		Net exposure after
	assets(*)		liabilities(*)		hedging		instruments		hedging
September 30, 2010	(a)		(b)		(c)=(a)-(b)		(d)		(e)=(c)+(d)
(in millions of euros)	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable
Less than one year	58.0	167.8	7.1	27.3	50.9	140.5	0.0	0.0	50.9	140.5
From 1 to 2 years	0.0	0.0	7.7	21.0	(7.7)	(21.0)	0.0	0.0	(7.7)	(21.0)
From 3 to 5 years	0.0	0.0	410.0	146.0	(410.0)	(146.0)	0.0	0.0	(410.0)	(146.0)
More than 5 years	0.0	0.0	552.9	224.5	(552.9)	(224.5)	0.0	0.0	(552.9)	(224.5)
Total	58.0	167.8	977.7	418.8	(919.7)	(251.0)	0.0	0.0	(919.7)	(251.0)

Note:
(*) Excluding bank overdrafts and accrued interest, but including employee plans.
As of September 30, 2010, our variable-rate assets (net of liabilities) due in less than one year totaled €140.5 million.
The table below shows the sensitivity analysis of assets and financial liabilities to interest rate risk.

	2010
		Impact on
		shareholders’
	Impact on income	equity before
(in millions of euros)	before taxes	taxes
Impact of a change in interest rates of +1%	1.2	1.2
Impact of a change in interest rates of -1%	(0.4)	(0.4)

The average interest rate of the variable rate portion of our debt for the nine months ended September 30, 2010 was 4.21%, whereas the rate of interest paid on our financial assets was 0.3%.
Foreign exchange rate risk as of September 30, 2010
The following table shows our exchange rate exposure as of September 30, 2010.

Financial
			Currency	Net position before	hedging	Net position
	Assets(*)	Liabilities(*)	obligations	hedging	instruments	after hedging
September 30, 2010	(a)	(b)	(c)	(d)=(a)-(b) +/- (c)	(e)	(f)=(d)-(e)
(in millions of euros)
USD	1742.8	1548.3	0.0	193.9	(101.2)	(92.7)

Note:

(*)	Assets and liabilities denominated in U.S. dollars for companies whose functional currency is the euro. These line items from the balance sheet were calculated using the applicable exchange rate on the balance sheet closing date.
Our net foreign-exchange exposure is principally to the U.S. dollar and currencies pegged to the U.S. dollar. We seek to reduce our foreign-exchange position by selling our future receivables as soon as they enter the backlog and taking out dollar-denominated loans supported by long-term assets. Although we attempt to reduce the risks associated with exchange rate fluctuations, we cannot assure you that fluctuations in the values of the currencies in which we operate will not materially adversely affect our future results of operations. As of the date of this annual report, a decrease of U.S.$0.10 in the value of the U.S. dollar relative to the euro would reduce our operating income by U.S.$40 million.
As a result of our compliance with IAS 12, our results of operation are also exposed to the effect of exchange rate variations on our deferred tax amounts when the functional currency for an entity that owns an asset is not the same as the currency used for taxation purposes.

	Impact on income		Income on shareholders’ equity before
	before taxes		taxes
	Increase of	Decrease of	Increase of	Decrease of
2010	10 cents(*)	10 cents(*)	10 cents(*)	10 cents(*)
(in millions of euros)
USD	(40)	40	(40)	40
Total	(40)	40	(40)	40

Note:

(*)	Compared to the euro.
Risks related to shareholdings and financial instruments
Our investment policy does not authorize short-term investments in the shares of other companies.
Any transactions involving our own shares are decided by Management in accordance with applicable regulations. As of September 30, 2010, we owned 840,000 of our own shares, worth €13 million. A 10% fall in the price of these treasury shares would reduce shareholders’ equity by €1.3 million, but would have no impact on earnings.

		Securities
	Securities	available	Securities held
As of September 30, 2010	at fair value	for sale	to maturity	Derivatives	Total
(in millions of euros)
Shares	13.5				13.5
Total	13.5				13.5

	Impact on income		Impact on shareholders’ equity
	before taxes		before taxes
As of September 30, 2010	Increase of 10%	Decrease of 10%	Increase of 10%	Decrease of 10%
(in millions of euros)
Shares	N/A	N/A	+1.3	(1.3)
Total	N/A	N/A	+1.3	(1.3)
The changes in value of the 840,000 treasury shares have a direct impact on shareholders’ equity but not on our income statement. This asset is valued at book value only when the market value is below historical cost.
As of September 30, 2010, we also held, pursuant to our long-term investment strategy, a 32.60% minority interest in the share capital Cybernetix (following the sale of 194,466 Cybernetix shares by Sercel Holding during 2010), a company listed on Euronext Paris, recorded on our balance sheet as of December 31, 2010 at €6.4 million. This valuation is based on a subscription price of €12 per share for Cybernetix’s capital increase in 2009. As of January 10, 2011, Sercel Holding held (following an off-market sale of shares) 423,301 Cybernetix shares, representing 26.04% of its share capital.
Risks related to the current state of the financial markets
The current situation in the credit and capital markets is likely to have a significant adverse impact on industrial and commercial performance and the solvency of many companies in general, which may affect some of our customers and suppliers. As a result, the current economic climate may have an adverse impact on our business if customers cancel orders or delay or default on payment, or if suppliers fail to provide goods and services as agreed.
To deal with these risks as effectively as possible,
•	we are limiting customer risk by taking a selective approach with our customers (including looking at their solvency) in our Services segment and by systematically using letters of credit in our Sercel segment; and

•	we, and Sercel in particular, have adopted a highly selective policy regarding suppliers, aimed at keeping exposure to any one supplier within prudent limits.
Board of directors
The board of directors was composed of the following members as of the date hereof.

	Number of
	shares or ADS
	held as of
	December 31,			Date initially	Date term
Name	2010	Age	Position	appointed	expires (***)
Robert BRUNCK(2)(4) (*) French nationality	172,890 shares	61	Chairman of the board of directors	May 20, 1999 (director since Sept. 9, 1998)	Shareholders’ meeting of 2012

Yves LESAGE(1)(4) French nationality	4,985 shares	73	Honorary chairman and director	September 29, 1988	Shareholders’ meeting of 2013

Olivier APPERT(2)(3) French nationality	1,518 shares	61	Director	May 15, 2003	Shareholders’ meeting of 2012

Loren CARROLL(1) (independent director) U.S. nationality	500 ADS	67	Director	January 12, 2007	Shareholders’ meeting of 2013

Rémi DORVAL(1)(3) (independent director) French nationality	535 shares	59	Director	March 8, 2005	Shareholders’ meeting of 2014

Jean DUNAND(1) (independent director) French nationality	4 250 shares	70	Director	September 8, 1999	Shareholders’ meeting of 2013

	Number of
	shares or ADS
	held as of
	December 31,			Date initially	Date term
Name	2010	Age	Position	appointed	expires (***)
Anders FARESTVEIT(4) Norwegian nationality	164,428 shares	72	Director	April 29, 2009	Shareholders’ meeting of 2013

Robert F. SEMMENS(2)(3) (**) (independent director) U.S. nationality	4,865 shares and 1,025 ADS	53	Director	December 13, 1999	Shareholders’ meeting of 2011

Daniel VALOT(1) (independent director) French nationality	1 935 shares	66	Director	March 14, 2001	Shareholders’ meeting of 2012

David WORK(3)(5) (independent director) U.S. nationality	500 ADS	65	Director	January 12, 2007	Shareholders’ meeting of 2013

Terence YOUNG(4)(5) (independent director) U.S. nationality	500 ADS	64	Director	January 12, 2007	Shareholders’ meeting of 2013

Denis RANQUE(2)(5) French nationality	500 shares	59	Director	May 5, 2010	Shareholders’ meeting of 2014

Kathleen SENDALL(4)(5) (independent director) Canadian nationality	500 ADS	57	Director	May 5, 2010	Shareholders’ meeting of 2014

Notes:

(1)	Member of the Audit Committee.

(2)	Member of the Strategic Committee.

(3)	Member of the Appointment-Remuneration Committee.

(4)	Member of the Technology Committee.

(5)	Member of the Health, Security, Environment and Sustainable Development Committee, created November 17, 2010.

(*)	The functions of Chairman of the Board and Chief Executive Officer were split by the board of directors on June 30, 2010. As a result, Mr. Robert Brunck no longer occupies the position of Chief Executive Officer.

(**)	Renewal of this appointment will be submitted to the mixed general shareholders’ meeting to be held on May 4, 2011.

(***)	Since the general shareholders’ meeting that approved the financial statements for 2007, directors have been appointed for a term of four years. However, directors whose current appointment is for six years will serve until the original expiration date of their term.
Mr. Thierry Pilenko and Mr. Christian Marbach ceased to be directors as of May 5, 2010.
Additional information concerning the new directors appointed to the board on May 5, 2010 is presented below.
Mr. Denis Ranque, born January 7, 1952
Mr. Denis Ranque is a graduate of France’s Ecole Polytechnique and Ecole des Mines. He began his career at the French Ministry of Industry, where he held various positions in the energy sector, before joining the Thomson group in 1983 as planning director. In 1984, he became director of space business in the electronic tubes division, and then, from 1986, director of the division’s microwave tubes department. Mr. Ranque took over as chief executive of Thomson Tubes Electroniques in 1989. In April 1992, he was appointed Chairman and CEO of Thomson Sintra Activités Sous-Marines. Four years later, he became CEO of Thomson Marconi Sonar, the sonar systems joint venture set up by Thomson-CSF and GEC-Marconi. From January 1998 to May 2009, Mr. Ranque was Chairman and Chief Executive Officer of the Thomson-CSF group, now called Thalès. Since October 2001, he has been Chairman of the Board of the Ecole Nationale Supérieure des Mines de Paris, and since

September 2002, Chairman of the Cercle de l’Industrie, an association that unites France’s biggest industrial companies. He has also been a member of the board of directors and audit committee of Saint-Gobain since 2003. Since 2009, he has been a member of the board of directors and audit committee of CMA-CGM. He is also a board member of CNRS and of SCILAB Enterprises, as well as Chairman of the Board of Technicolor.
Ms. Kathleen Sendall, born March 26, 1953
Ms. Kathleen Sendall is a graduate of Queen’s University (Ontario) and of the Western Ontario Business School. She began her career as a junior process engineer at Petro-Canada in 1978, then as a project engineer for compressor station design and construction at Nova, an Alberta company, for two years. Ms. Sendall then held various positions within Petro-Canada between 1984 and 1996. From 1996 she was Vice-President Engineering and Technology for four years, then Vice-President, Western Canada Development and Operations until 2002. She was Vice-President, North American Natural Gas of Petro-Canada from 2002 to 2009. Ms. Sendall is an active member of several associations, including the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the Society of Petroleum Engineers. She is also Vice-Chairman of the University of Calgary.
Compensation and benefits
Compensation of corporate officers (mandataires sociaux)
On June 30, 2010, our board of directors decided to split the function of Chairman of the Board and Chief Executive Officer and appointed Mr. Robert Brunck as Chairman of the Board and Mr. Jean-Georges Malcor as Chief Executive Officer.
The board also resolved upon the components of the compensation of the Chairman of the Board and the Chief Executive Officer. These components are published pursuant to the AFEP/MEDEF recommendations, and in accordance with Article L. 225-42-1 of the French Commercial Code as regards, more specifically, the benefits granted in connection with the Chief Executive Officer and Chief Operating Officer’s cessation of duties, were determined as follows by the Board of Directors, further to the proposal of the Appointment-Remuneration Committee:
Fixed and variable compensation
Chairman of the Board
Mr. Robert Brunck will receive a fixed compensation of €375,000 (including €6,840 of benefit in kind) as from July 1, 2010. His variable compensation for fiscal year 2010 shall be determined by the board of directors, further to the proposal of the Appointment-Remuneration Committee, in the first quarter 2011 based on the 2010 financial statements. This variable part is subject to the completion of individual objectives (representing one-third of the variable compensation) and financial objectives (representing two-thirds of the variable compensation).
Chief Executive Officer
Mr. Jean-Georges Malcor will receive a fixed compensation of €550,000 (including €6,840 of benefit in kind) as from July 1, 2010. His variable compensation for fiscal year 2010 shall be determined by the board of directors, further to the proposal of the Appointment-Remuneration Committee, in the first quarter 2011 based on the 2010 financial statements. This variable part is subject to the completion of individual objectives (representing one-third of the variable compensation) and financial objectives (representing two-thirds of the variable compensation).
Pursuant to the recommendations of the governance code for listed companies, the employment agreement is terminated by a termination agreement entered into by the Company and Mr. Jean-Georges Malcor. The Board of directors authorized the Company to enter into this agreement pursuant to section L.225-38 and seq. of the French Commercial Code applicable to related-party agreements.

Benefits owed in connection with termination of corporate office
The benefits granted to Mr. Jean-Georges Malcor in the event of termination of the corporate office include the following characteristics:
Mr. Jean-Georges Malcor will benefit from a contractual severance payment only in the event of a forced departure relating to a change of control or of strategy. The amount of this severance payment is set at the difference between (i) a gross amount equal to 200% of his reference annual compensation and (ii) any sums to Mr. Jean-Georges Malcor may claim entitlement due to the termination of his corporate office, particularly, the indemnities that could be paid in connection with his non-competition commitment. The global amount of such special termination indemnity shall not exceed 200% of the reference annual compensation.
In accordance with Article L. 225-42-1 of the French Commercial Code, payment of the contractual severance pay is subject to the fulfillment of a performance condition to be assessed with regard to the Company’s performance based on the fulfillment of at least one of the following three objectives:
•	an objective regarding the performance of the ADS CGGVeritas share price relative to that of the PHLX Oil Service SectorSM index (OSXSM);
•	an objective regarding the performance of the CGGVeritas share price relative to that of the general SBF 120 index;
•	an objective evaluated with regard to the EBITDAS financial indicator, denominated in USD.
Non-compete agreement
Pursuant to the procedure applicable to related-parties agreement set forth by section L. 225-38 and seq. of the French Commercial Code, the Board of directors approved a non-compete agreement to be entered into between the Company and Mr. Jean-Georges Malcor.
In consideration of this non-compete-agreement valid for 18 months as from the date on which Mr. jean-Georges Malcor would leave his position as CEO of the Company, he would receive a compensation corresponding to 100% of the annual reference remuneration as defined in his protection letter.
Collective benefit plan
Pursuant to the procedure applicable to related-parties agreement set forth by section L. 225-38 and seq. of the French Commercial Code, the Board of directors approved the extension of the collective benefit plan applicable to all the employees of the group to Messrs. Robert Brunck and Jean-Georges Malcor.
Individual benefit plan
Pursuant to the procedure applicable to related-parties agreement set forth by section L. 225-38 and seq. of the French Commercial Code, the board of directors authorized the Company to enter into an individual benefit plan with SPHERIA Vie in favor of Mr. Jean-Georges Malcor. For the subscription of this contract, the Company will make a one-shot payment of €43,000.
Individual insurance covering loss of employment
Pursuant to the procedure applicable to related-parties agreement set forth by section L. 225-38 and seq. of the French Commercial Code, the board of directors authorized the Company to subscribe with GSC Gan, as from July 1, 2010, an individual insurance policy covering loss of employment, in favor of Mr. Jean-Georges Malcor. The annual subscription fee payable by the Company amounts to €10,000.

Supplementary retirement plan
Pursuant to the procedure applicable to related-parties agreement set forth by section L. 225-38 and seq. of the French Commercial Code, the board of directors authorized the Company to extend the benefit of the supplementary retirement plan implemented on January 1, 2005 and applicable in particular to the members of the group’s executive committee, to Mr. Jean-Georges Malcor.
All the agreements approved by the board of directors pursuant to the procedure applicable to related-party agreements as set forth by section L. 225-38 and seq. of the French Commercial Code shall be subject to the approval of the shareholders’ meeting convened to approve the 2010 financial statements. Pursuant to section L.225-42-1 of the French Commercial Code, the benefits owed to Mr. Jean-Georges Malcor in connection with the termination of his corporate office shall be subject to the shareholders’ approval in a separate resolution.
Stock options and free allocations of shares granted to corporate officers (mandataires sociaux) as of December 31, 2010
The tables below summarize the stock options and free shares held by our corporate officers (mandataires sociaux) as of December 31, 2010.
The free allocations are subject to performance conditions described in Item 6 of our annual report on Form 20-F.
Robert Brunck
Stock options:

		Stock options	Subscription		Balance as of
	Date of board of	exercised since	price		December 31,
Plan	directors’ resolution	January 1, 2010	(in €)		2010 (*)
2003 Plan	May 15, 2003	40,000	2.91	(*)	38,765
2006 Plan	May 11, 2006	0	26.26	(*)	150,000
2007 Plan	March 23, 2007	0	30.40	(*)	200,000
2008 Plan	March 14, 2008	0	32.57	(*)	200,000
2009 Plan	March 16, 2009	0	8.82	(**)	200,000
2010 Plan	March 22, 2010	0	19.44	(**)	200,000

TOTAL					988,765

Notes:

(*)	Number and price adjusted pursuant to the five-for-one stock split.

(**)	Plans subject to performance conditions described in Item 6 of our annual report on Form 20-F.
Free shares subject to performance conditions:

	Date of board of	Number of free
Plan	directors’ resolution	shares allocated
2006 Plan	May 11, 2006	12,500	(*)
2007 Plan	March 23, 2007	20,000	(*)
2008 Plan	March 14, 2008	0	(**)
2009 Plan	March 16, 2009	27,500
2010 Plan	March 22, 2010	27,500

TOTAL		87,500

Notes:

(*)	Number adjusted pursuant to the five-for-one stock split.

(**)	The performance conditions for this plan were only very partially met. As a result, no shares were allocated under such plan to R. Brunck at the end of the two-year vesting period.

Jean-Georges Malcor
Stock options:

		Stock options	Subscription	Balance as of
	Date of board of	exercised since	Price	December 31,
Plan	directors’ resolution	January 1, 2010	(in €)	2010
2010 Plan	January 6, 2010	0	14.71	220,000
	March 22, 2010	0	19.44	162,500

TOTAL				382,500
Only Mr. Robert Brunck was a corporate officer (mandataire social) when the stock options plan dated March 22, 2010 was implemented. Mr. Jean-Georges Malcor is beneficiary of the general plan described in Item 6 of our annual report on Form 20-F.
Free shares subject to performance conditions:

	Date of board of	Number of free
Plan	directors’ resolution	shares allocated
2010 Plan	March 22, 2010	22,500

TOTAL		22,500
Only Mr. Robert Brunck was a corporate officer (mandataire social) when the free share allocation plan subject to performance conditions dated March 22, 2010 was implemented. Mr. Jean-Georges Malcor is not subject, under this plan, to the requirements to hold registered shares and to buy additional securities as described in Item 6 of our annual report on Form 20-F.
Operation of the board of directors — committees
Organization and preparation of board of directors’ meetings
Board of directors’ meetings
The board of directors met 12 times during 2010.
Committees established by the board of directors:
During 2010, the audit committee met nine times, the Technology Committee met twice, the Strategy Committee met 10 times and the Compensation Nomination Committee met 10 times.
Employees
As of December 31, 2010, our employees were divided among the following activities and geographical regions:

			Geomarket /
	Equipment	Services	Support Functions	Total
Europe	963	1,471	378	2,812
Africa / Middle East	30	745	9	784
Asia Pacific	579	702	48	1,329
North America	597	1,307	108	2,012
Latin America		265	62	327
Total	2,169	4,490	605	7,264
Stock options
The table below provides information on stock options plans in effect as of December 31, 2010.

	2002 Plan	2003 Plan	2006 Plan	2007 Plan	2008 Plan	2009 Plan	2010 Plans			Total
Date of board of directors’ resolution	05/15/2002	05/15/2003	05/11/2006	03/23/2007	03/14/2008	03/16/2009	01/06/2010	03/22/2010	10/21/2010
Number of beneficiaries	172	176	171	145	130	149	1	339	3
Total number of shares(1) that can be subscribed,	751,796	924,910	1,012,500	1,308,750	1,188,500	1,327,000	220,000	1,548,150	120,000	8,401,606
Of which the number that can be exercised by the Executive Officers (mandataires sociaux):
Robert Brunck	108,880	119,765	150,000	200,000	200,000	200,000	0	200,000	0	1,178,645
Jean-Georges Malcor	—	—	—	—	—	—	220,000	162,500	0	382,500
Start date for exercise of options	05/15/2005	05/15/2006	05/11/2007	03/23/2008	03/14/2009	03/16/2010	01/07/2010	03/23/2011	10/22/2011
Expiration date	05/14/2010	05/14/2011	05/10/2014	03/23/2015	03/14/2016	03/16/2017	01/06/2018	03/22/2018	10/21/2018
Subscription price (in €)(1)(2)	7.99	2.91	26.26	30.4	32.57	8.82	14.71	19.44	16.887
Exercise conditions (when the plan provides for several tranches)	• vest by one-fifth each year for the first five years of the plan; • three year freeze on exercise; • shares acquired upon exercise may not be sold before May 15, 2006.	• vest by one-fourth each year for the first four years of the plan; • three year freeze on exercise; • shares acquired upon exercise may not be sold before May 16, 2007.	• vest by one-fourth each year for the first four years of the plan; • shares acquired upon exercise may not be sold before May 12, 2010.	• vest by one-third each year for the first three years of the plan; • shares acquired upon exercise may not be sold by French tax residents before March 24, 2011.	• vest by one-third each year for the first three years of the plan; • shares acquired upon exercise may not be sold by French tax residents before March 15, 2012.	• vest by one-third each year for the first three years of the plan; • shares acquired upon exercise may not be sold by French tax residents before March 17, 2013.	• vest by one-half immediately and by one-fourth each year during the two following years; • shares acquired upon exercise may not be sold before January 7, 2014.	• vest by one-third each year for the first three years of the plan; • shares acquired upon exercise may not be sold by French tax residents before March 23, 2014.	• vest by one-third each year for the first three years of the plan; • shares acquired upon exercise may not be sold by French tax residents before October 21, 2014.
Number of shares subscribed as of December 31, 2010(3)	206,680	202,283	2,500	2,000	0	121,791	0	0	0	535,254
Cumulative number of cancelled or expired stock options(3)	22,928	5,584	15,111	72,550	84,660	62,669	0	0	13,800	277,302
Remaining stock-options at the end of fiscal of year(1)	0	174,935	951,845	1,181,000	1,103,840	1,142,534	220,000	1,534,350	120,000	6,428,504
Of which the remaining number is held by the Executive Officers (mandataires sociaux):
Robert Brunck	0	38,765	150,000	200,000	200,000	200,000	0	200,000	0	988,765
Jean-Georges Malcor	—	—	—	—	—	—	220,000	162,500	0	382,500

Notes:

(1)	Number and price adjusted pursuant to the capital increase in December 2005 and the five-for-one stock split in June 2008.

(2)	The subscription price corresponds to the average of the opening prices of the shares during the 20 trading days prior to the meeting of the board of directors granting the options.

(3)	Without taking into account the various adjustments that have occurred since the implementation of the plans.
Principal shareholders
Current allocation of share capital and voting rights
Shareholders of the Company as of December 31, 2010

As of December 31, 2010, our share capital was distributed as follows:

	December 31, 2010
		% of		% of voting
Shareholders	Shares	shares	Voting rights	rights
IFP Energies Nouvelles	6,346,610	4.19	12,693,220	8.03
Fonds Stratégique d’Investissement	9,089,680	6.00	9,089,680	5.75
Manning&Nappier (1)	9,352,875	6.17	9,352,875	5.91
Black Rock, Inc.(2)	8,178,130	5.40	8,178,130	5.17
CGG Actionnariat	82,750	0.05	165,500	0.10
Treasury shares	800,000	0.53	0	0
Various registered shareholders	1,454,883	0.96	2,452,073	1.55
Public	116,201,181	76.70	116,201,181	73.48
Number of outstanding shares and voting rights	151,506,109	100	158,132,659	100

Notes:

(1)	Calculated on the basis of the number of shares held by Manning&Nappier indicated in the threshold notification released on November 26, 2010.

(2)	Calculated on the basis of the number of shares held by Black Rock, Inc. indicated in the threshold notification released on November 16, 2010
As of December 31, 2010, the Company held 800,000 treasury shares, i.e., 0.53% of the share capital of the Company.
Notifications of statutory and/or legal thresholds received by the Company since April 1, 2010:
•	from Black Rock, Inc.:
–	notification dated June 4, 2010 for crossing below the legal threshold of 5% of the share capital and voting rights, as published on June 7, 2010;
–	notification dated November 11, 2010 for crossing above the legal threshold of 5% of the share capital and voting rights as published on November 16, 2010.
•	from Amundi Asset Management:
–	notification dated November 15, 2010 for crossing above the statutory threshold of 2% of the share capital;
–	notification dated November 16, 2010 for crossing below the statutory threshold of 2% of the share capital;
–	notification dated December 2, 2010 for crossing above the statutory threshold of 2% of the share capital;
–	notification dated December 6, 2010 for crossing below the statutory threshold of 2% of the share capital.
–	notification dated December 22, 2010 for crossing below the statutory threshold of 2% of the share capital;
–	notification dated December 27, 2010 for crossing above the statutory threshold of 2% of the share capital;
–	notification dated December 31, 2010 for crossing below the statutory threshold of 2% of the share capital;

–	notification dated January 4, 2011 for crossing above the statutory threshold of 2% of the share capital.
•	from DNCA Finance and its Luxembourg subsidiary Leonardo Asset Management:
–	notification dated April 6, 2010 for crossing above the statutory threshold of 3% of the share capital;
–	notification dated April 19, 2010 for crossing below the statutory threshold of 3% of the share capital.
•	from Caisse des Depots through the Fonds Stratégique d’Investissement and CDC Entreprises Valeurs Moyennes:
–	notification dated May 12, 2010 for crossing above the statutory threshold of 1% of the share capital and voting rights;
–	notification dated May 18, 2010 for crossing above the statutory threshold of 2% of the share capital and voting rights;
–	notification dated May 25, 2010 for crossing above the statutory threshold of 3% of the share capital and voting rights;
–	notification dated June 3, 2010 for crossing above the statutory threshold of 6% of the share capital and the legal threshold of 5% of voting rights, as published on June 14, 2010.
•	from IFP Energies Nouvelles:
–	notification dated July 8, 2010 for crossing below the statutory threshold of 8% of voting rights.
•	from Franklin Resources Inc.:
–	notification dated August 6, 2010 for crossing below the statutory threshold of 2% of voting rights;
–	notification dated August 10, 2010 for crossing below the statutory threshold of 2% of the share capital;
–	notification dated August 20, 2010 for crossing below the statutory threshold of 1% of voting rights.
•	from AQR Capital Management LLC:
–	notification dated July 16, 2010 for crossing above the statutory threshold of 1% of the share capital and voting rights;
–	notification dated August 2, 2010 for crossing below the statutory threshold of 1% of the share capital and voting rights.
•	from Crédit Suisse:
–	notification dated June 17, 2010 for crossing below the statutory threshold of 1% of the share capital;
–	notification dated August 2, 2010 for crossing above the statutory threshold of 1% of the share capital;

–	notification dated August 2, 2010 for crossing below the statutory threshold of 1% of the share capital;
•	from Manning&Napier:
–	notification dated November 23, 2010 declaring that on July 5, 2010, it crossed above the legal threshold of 5% of the share capital and that on July 29, 2010, it crossed below the legal threshold of 5% of voting rights, as published on November 26, 2010.
•	from AXA:
–	notification dated December 6, 2010 for crossing above the statutory threshold of 1% of the share capital and voting rights.
Information about our share capital
Changes to our share capital and rights attached to shares
Any changes to the share capital or rights attached to shares are subject to legal requirements, but no specific provisions relating thereto are provided for in our bylaws.
Share capital

	Par	Number of	Issue	Change in	Resulting
Transaction	value	shares issued	premium	share capital	share capital
Stock options exercised on March 31, 2010	0.40 €	149,280	€95,0491.15	€59,712	€60,518,349
Stock options exercised on May 21 2010	0.40 €	92,599	€576,037.78	€37,039.60	€60,555,388
Free shares granted on May 5, 2010	0.40 €	20,138	—	€8,055.20	€60,563,444
Stock options exercised on June 30, 2010	0.40 €	1,000	€2,510	€400	€60,563,844
Stock options exercised on September 30, 2010	0.40 €	7,015	€17,607.65	€2,806	€60,566,650
Stock options exercised on December 31, 2010	0.40 €	89,483	€389,095.36	€35,793.20	€60,602,443
As of the date hereof, our share capital is composed of 151,506,109 shares.
As of the date hereof, the only dilutive instruments issued were stock options and free shares. There are currently 6,428,504 stock options and 1,026,175 unissued free shares outstanding (see Item 6 of our annual report on Form 20-F), representing a dilution of 4.24% and 0.68% respectively.
Share buy-back program (programme de rachat d’actions)
On May 5, 2010, the ordinary and extraordinary shareholders’ meeting renewed the authorization given to the board of directors to buy back our shares for a period of 18 months.
Crédit Agricole Cheuvreux acquired 4,049,013 of our shares at an average price of €17.65 and sold 4,649,013 shares at €17.79 between January 1, 2010 and October 8, 2010 pursuant to a liquidity contract entered into with us. On October 8, 2010, we terminated this liquidity contract.
In addition, we purchased 800,000 shares between October 5 and October 8, 2010 at a weighted average price of €17.21. As of December 31, 2010, we held 800,000 treasury shares.

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.
THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date January 19, 2011	By	/s/ Stephane-Paul Frydman
Stephane-Paul FRYDMAN
Chief Financial Officer